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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): December 18, 2006

POWERCOLD CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Nevada	**33-19584**	**23-2582701**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

115 Canfield Road La Vernia, Texas	**78121**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **830 779-5223**

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.01 Changes in Registrant's Certifying Accountant

On December 18, 2006, PowerCold Corporation ("the Company") received notification, attached as Exhibit 99.6 from the Securities and Exchange Commission ("SEC"), that Williams & Webster, P.S. Certified Public Accountants ("W&W"), terminated the auditor/client relationship with the Company. The Company contacted W&W to verify this information and received a copy of the letter attached as Exhibit 99.4. As of December 22, 2006, the Company's Board of Directors had not taken action to replace W&W.

During the two fiscal years ended December 31, 2005 and 2004 and as of December 18, 2006, there are disagreements with W&W on matters of accounting principles or practices, financial statement disclosure, and auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Williams & Webster, would have caused them to make reference in connection with their report to the subject matter of the disagreement. Furthermore, as of March 10, 2006 and July 6, 2006, W&W advised the Company of a reportable event as defined in Item 304(a)(1)(iv)(B) of Regulation S-K which was disclosed in Form 8-Ks filed by the Company on March 14, 2006 and July 11, 2006, respectively.

The report of the independent registered public accounting firm of W&W as of and for the years ended December 31, 2005 and 2004, did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to audit scope or accounting principles save and except for a "going concern opinion" provided with the overall audit opinion. W&W notified the Company on July 6, 2006 they were withdrawing their opinion on the financial statements.

Until November 6, 2006 the Company had been in regular and timely communication with W&W concerning the restatement and filing amendments of the financial statements for fiscal years 2004 and 2005. As the Company progressed in its investigation into the financial information for 2004 and 2005, W&W became less willing to proceed in the audit of the restatements. The Company's Chief Executive Officer sent W&W a letter dated October 28, 2006, attached as Exhibit 99.1, demanding W&W proceed with their engagement. This prompted a reply from W&W on October 31, 2006 and November 2, 2006, attached as Exhibits 99.2 and 99.3. Then on November 9, 2006, W&W allegedly sent a letter, attached as Exhibit 99.4 resigning the engagement through first class U.S. mail only, without also transmitting it via email, a deviation from past practice to the Company, which letter was never received by PowerCold. The alleged resignation letter was sent to an address other than the Corporate Headquarters and also different than previous correspondence.

The Company's new Chief Financial Officer has initially determined W&W lacked independence for reasons other than those stated in W&W's letters. During 2004 and 2005 W&W assisted in the compilation of the Company's financial statements and in some cases overrode the Company's accounting policies and reporting of certain items. The Company would prepare the financial statements and send to W&W for review. W&W would make changes to the financials without consulting with the Company or with the Company's review and insist the documents be filed as altered by W&W. Often the Company would not receive adjusting entries until time for the next review.

A copy of the foregoing disclosures was provided to W&W prior to the date of the filing of this report. However, W&W has not furnished the Company with a copy of its letter addressed to the SEC stating whether or not it agrees with the statements above. The Company will file the letter upon the receipt from W&W.

A letter provided by W&W to the SEC is filed as Exhibit 99.5 to this Form 8-K.

The Company has not yet engaged the services of an independent registered accountant for purposes of audit opinion that might be rendered on the Company's financial statements nor has a firm been engaged to provide any written or oral advice relating to any accounting, auditing or financial issue relating to the Company.

Item 9.01. Financial Statements and Exhibits

    (c)   Exhibits

Exhibit #	Description
99.1	Company letter to W&W on October 28, 2006
99.2	W&W letter to Company on October 31, 2006
99.3	W&W letter to Company on November 2, 2006
99.4	W&W letter to Company on November 9, 2006
99.5	W&W letter to SEC on November 10, 2006
99.6	SEC letter to Company dated December 7, 2006 received December 18, 2006

SIGNATURES

FORM 8-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

POWERCOLD CORPORATION

/s/ Randy Rutledge

Randy Rutledge
Chief Financial Officer

Date: December 22, 2006

Exhibit 99.1

PowerCold Corporation
Energy Efficient Products
566 South Bethlehem Pike, Ft. Washington, PA 19034 • Tel: 215-591-9860 • Fax: 215-591-9882
www.powercold.com • pwcl@powercold.com

October 28, 2006

Kevin Williams
Williams & Webster, P.S.
601 W. Riverside Avenue
Suite 1940
Spokane, WA 99201

Dear Kevin;

I was stunned hearing your firm could not complete your review of the financial filings for PowerCold for at least a month. I was informed a few days ago that there is also an additional $13,000 invoice. The increase in audit charges for 2006 also concerns me, when you have done little or no work for us since the first quarter review. There now seems to be a strained relationship between Williams and Webster and PowerCold after the past six years. We realize the recent problems with PCS's accounting may have negatively affected our relationship. After careful consideration of recent events and realizing the unfortunate major repercussions that will affect all parties involved if PowerCold's restated financials are not filed before PowerCold is delisted, I decided to write you and outline our concerns and outstanding issues and suggest a plan for going forward.

We both have concerns related to the accounting issues of PowerCold's subsidiary company, PowerCold ComfortAir Solutions, Inc., but we seem to differ on the timely manner and process to correctly restate PowerCold's financials. As I have stated many times in discussions and emails with your firm, PowerCold is in dire jeopardy of discontinuing operations if we can not raise the additional funding required to survive and prosper. Delisting from the NASDAQ OTC Bulletin Board would severely limit the liquidity of PowerCold's common stock and hence severely limit PowerCold's access to the capital markets. Funding for the Company could be impossible to obtain if the Company is delisted.

For six years, I have trusted your one statement, one amount billings and paid you in a timely manner (estimated $400,000 in total). Only once have I questioned your billings and asked for detailed charges. Now you question my credibility that I have not paid your bills. After seeing the whole list of summary charges, I am glad that I did not pay as usual. Before making any further payments, we need to review the detailed charges including the additional $13,000 in billings.

My primary concern is even if PowerCold had paid the bills in a timely manner, would the financial statements have been filed by now? You stated that you were ready to start back in July. In July John Webster and Gray Hofer agreed that we wait until theVACO forensic audit was conducted to avoid redundant and unnecessary work. PowerCold received notice from the NASD about PowerCold's deficient filings and the matter was discussed with John Webster. He told me we had 30 days until October 13, and was very attentive stating let's get started, etc. In mid September we received emails from Nancy and Chris requesting information to prepare PowerCold's revised financials. We received VACO's final report on September 25, 2006 and Gray immediately began preparing financials and started sending data to Chris on October 2, 2006. I sent emails of concern that we had to file financials before PowerCold was delisted and also stated the possible consequences. I then received an email on October 11 referencing an engagement letter and payment due, which was a surprise to me, considering these were issues we had been addressing for months and nothing was said about any engagement letter or any payment due. Evidently your firm had not begun any review work going back to mid September as we had thought, and it was apparent that no work was planned. Chris and John had expressed their desire to get moving and complete the work in an acceptable timeframe (two weeks was our understanding). Possibly they were told to stop because there was no payment on the outstanding bills. I should have been notified in August or September instead of October 11. We are all busy with work, committed to certain projects, being under-staffed and fulfilling vacation time, etc. I understand Chris took a vacation, which she probably really deserved, and last week your whole staff was at a seminar all week. Now I understand Chris is going to Malta for an international audit and Rome for a week, leaving no time for us.

Another matter that concerns me is that I have personally heard allegations of fraud from people in your firm and again by you on our conference call. Unless you have evidence we have not seen there is no proof of any fraud by anyone. Also it is my concern that you and some of your associates may have concerns with my trustworthiness, even questioning my reputation. I hope that attitude did not also contribute to any delay preparing our financials in a timely manner.

It was recommended by our Texas law firm that we hire VACO as a forensic accounting firm to support claims against PCS employees. It is my belief that Williams and Webster became very concerned with what VACO would report. I hope the time waiting for the VACO report (July to September) has not also contributed to any additional delay by your firm in completing the financials in a timely manner.

It concerns us that after notifying us in March 2006 that the interim reports filed in 2005 should not be relied upon, that your firm did not do the additional testing that may have been necessary to ensure that the 2005 financials fairly presented the Company's position. Knowing that our internal controls were not functioning as designed, your firm still opined that our financials fairly represented our financial position. Without additional information or testing we find it curious that you chose to "withdraw" your opinion. We would have found it more appropriate that you notified us that our financials could not be relied upon and suggested a course of action.

The course of action I would suggest we follow now is as follows: We will immediately place in suitable escrow the initial payment funds you requested and additional funds as work is performed. W&W will agree to work toward reinstating our 04K and 05K and related Q's. W&W along with PowerCold will develop a schedule for performing the necessary additional testing and preparation of documents to complete these tasks. At the completion of the above work, W&W, at PowerCold's expense, will provide copies of all work papers for the 04 and 05 work. We believe there is considerable exposure if this work is not completed in a timely manner and we do not believe an additional month is timely.

PowerCold's survival is a major concern that should not be taken lightly by anyone. The liability impact could be unfortunate for all of us. We are prepared to work together in an efficient and amicable way to produce the needed financials for filing in the short time needed. We understand you have other clients, but I would hope that you comprehend the current situation PowerCold is in and reconsider working with us as a priority to solve the accounting issues.

I await your immediate response.

Sincerely,

/s/ Francis Simola

Exhibit 99.2



Williams & Webster, P.S.

Certified Public Accountants & Business Consultants

October 31, 2006

Mr. Frank Simola
President and Chairman of the Board
PowerCold Corporation
P. O. Box 1239
115 Canfield Road
La Vernia, Texas 78121

Dear Frank:

We are unwilling to do the re-audits of PowerCold's 2004 and 2005 financial statements for the following reasons:

1. We are precluded from performing an additional audit when the fees from the preceding audit remain unpaid.

2. Our audit engagement letter for the 2005 audit of PowerCold (which you signed on April 10, 2006) states clearly and in bold type that: "Upon completion of our work and prior to the release of audit reports, we require full payment of all remaining audit fees and charges." PowerCold is in violation of the terms of our audit engagement contract. We have not received payment in full as required by our agreement.

3. We have not received all of the corrected financial statements and related information necessary for a two-year re-audit.

Until the foregoing matters have been completed, we are unwilling to perform re-audits of PowerCold's financial statements.

Sincerely,

Kevin Williams, CPA
Williams & Webster, P.S.

Members of Private Companies Practice Section, SEC Practice Section, AICPA and WSCPA
Bank of America Financial Center • 601 W. Riverside, Suite 1940 • Spokane, WA 99201
Phone (509) 838-5111 • Fax (509) 838-5114 • www.williams-webster.com

8

Exhibit 99.3



Williams & Webster, P.S.
Certified Public Accountants & Business Consultants

November 2, 2006

Mr. Frank Simola
President and Chairman of the Board
PowerCold Corporation
P. O. Box 1239
115 Canfield Road
La Vernia, Texas 78121

Dear Frank:

We have given serious consideration to our firm's relationship with PowerCold. We note the following:

1. PowerCold has not executed our engagement letter for re-auditing its financial statements. Accordingly the service is withdrawn.

2. PowerCold has not paid our fees for prior audit charges and for other services performed in 2006.

3. Because of unpaid fees, we are not independent.

4. Other matters have come to our attention which have caused us to lack confidence in representations made by PowerCold.

Therefore this letter is to advise you that we are unwilling to provide any services to PowerCold.

We do expect our outstanding invoices for auditing services to be paid immediately.

Sincerely,

Kevin Williams, CPA
Williams & Webster, P.S.

Members of Private Companies Practice Section, SEC Practice Section, AICPA and WSCPA
Bank of America Financial Center • 601 W. Riverside, Suite 1940 • Spokane, WA 99201
Phone (509) 838-5111 • Fax (509) 838-5114 • www.williams-webster.com



Exhibit 99.4

Williams & Webster, P.S.

Certified Public Accountants & Business Consultants

November 9, 2006

Mr. Frank Simola
PowerCold Corporation
566 South Bethlehem Pike
Fort Washington, PA 19034

Dear Mr. Simola:

This is to confirm that the client-auditor relationship between PowerCold Corporation (Commission File Number CF# 33-19584) and Williams & Webster, P.S. has ceased.

Sincerely,

Williams & Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington

cc: U.S. Securities & Exchange Commission
Office of the Chief Accountant
100 F Street, NE
Washington, D.C. 20549

Members of Private Companies Practice Section, SEC Practice Section, AICPA and WSCPA
Bank of America Financial Center • 601 W. Riverside, Suite 1940 • Spokane, WA 99201
Phone (509) 838-5111 • Fax (509) 838-5114 • www.williams-webster.com



Exhibit 99.5

Williams & Webster, P.S.
Certified Public Accountants & Business Consultants

November 10, 2006

U.S. Securities & Exchange Commission
Office of the Chief Accountant
100 F Street, NE
Washington, D.C. 20549

Re: Commission File Number CF# 33-19584

Dear Gentlepersons:

Attached is a letter that we wrote to PowerCold Corporation terminating the client-auditor relationship our firm had with PowerCold.

We note that no 8-K has been filed.

Sincerely,

Williams & Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington

Members of Private Companies Practice Section, SEC Practice Section, AICPA and WSCPA
Bank of America Financial Center • 601 W. Riverside, Suite 1940 • Spokane, WA 99201
Phone (509) 838-5111 • Fax (509) 838-5114 • www.williams-webster.com



Exhibit 99.6

12/18/'06 MON 05:14 (000000000000)15093261872 # 1/ 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 7, 2006

Francis L. Simola, Chief Executive Officer
PowerCold Corp.
P.O. Box 1239
115 Canfield Road
La Vernia, TX 78121

Re: **PowerCold Corp.**
SECPS Letter dated November 10, 2006
File No. 0-30709

Dear Ms. Simola:

We have received a SECPS letter from Williams & Webster, P.S. Certified Public Accountants notifying the Chief Accountant of the Commission that your auditor/client relationship with them has ended.

Item 304 of Regulation S-B describes the disclosure required by the Item 4.01 Form 8-K. You should give a copy of the Form 8-K to your former auditors as soon as possible so they can file their letter required by Item 304. You are required to give them a copy no later than the date you file the Form 8-K with the Commission. They should file their letter with the Commission under the Item 4.01 designation no later than 10 business days after you file the Form 8-K.

If you have any questions, please call Raquel Howard at (202) 551-3291.

Sincerely,

Raquel Howard

Raquel Howard
Staff Accountant

Cctuck
Can we get copy
of letter from W & W
to the SEC,
File 8-K. !
Frank